Filed by Nexstar Broadcasting Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Media General, Inc.

Filer’s SEC File No.: 000-50478

Date: September 28, 2015

The following is a transcript of a conference call held on September 28, 2015 hosted by Nexstar Broadcasting Group, Inc. (“Nexstar”) relating to the announcement of the proposed merger between Nexstar and Media General, Inc.

NEXSTAR BROADCASTING

Moderator: Perry Sook

September 28, 2015

8:30 a.m. ET

Operator:	This is conference number 49949293

Good day and welcome to today’s conference call regarding Nexstar Broadcasting Group’s proposal to acquire Media General. Today’s call is being recorded. All statements and comments made by management during this conference, other than statement of historical facts may be deemed forward looking statements within the meaning of Section 21 of the Securities Act of 1933 and Section 21A of Securities and Exchange Act of 1934.

The company’s future, financial conditions, and results of operations as well as forward looking statements are subject to change. Forward looking statements and comments made during the conference are made only as of the date of today’s conference call. A presentation is available on Nexstar’s website at which management may reference on this call.

Nexstar’s forward looking statement policy can be found on page two of the presentation, along with the reference materials that may be filed with the Securities and Exchange commission including a registration statement containing a proxy statement and prospectus. Nexstar encourages you to read these materials if they are filed because they will contain important information about the proposed transaction.

At this time, I’d like to turn the conference to your host, Nexstar’s Chairman, President, and CEO Perry Sook.

Please go ahead.

Perry Sook:	Thank you Laurie. Good morning everyone. I’d like to thank you for joining us today.

Tom and I are here this morning to discuss the proposal we made earlier today to acquire Media General. As Laurie mentioned, we have hosted an investor deck on our website which is Nexstar.tv. and look under “website and presentations”. We will use this investor deck as a template for our remarks after which time we will open the call for your questions.

Let me start off by saying, first and foremost that we believe that our proposal is a good deal for Nexstar’s shareholders as well as a vastly superior value proposition for Media General shareholders. This compelling combination will create a leading pure-play broadcast operator which will basically be a top two affiliate group by geographic and U.S. TV household reach bringing increased geographic diversity and diversity of portfolio by network affiliation.

And, I’ll talk in a moment about the extensive digital assets that would be created as a part of this combination.

This is a financially compelling transaction with approximately 840 million dollars of broadcast EBITDA, post-synergies, and divestitures. And, that’s on over 2.3 billion dollars in revenue, at least 75 million dollars in synergies in year one, and pro forma average 15’/16’ free cash flow net of divestitures in excess of $10.50 per share.

We also believe that this is a superior transaction for the Media General shareholders versus their announced Meredith acquisition in that we are operating at a significant premium to Media General’s standalone shareholders, and the Media General – Meredith combination. The cash consideration nearly equals the current MEG stock price, at least as of Friday.

Media General shareholders will share in the future upside of a strong well positioned company with no exposure to publishing, minimal divestitures, and leakage in the transactions. A proven Nexstar management team that we believe has unrivaled industry experience in the broadcast and sector.

And last, but certainly not least, Media General shareholders as Nexstar shareholders will be eligible to participate in an annual dividend program. And our dividend has been growing approximately 25 percent per annum.

With that overview, I’ll turn the call over to Tom to go through the proposed transaction summary.

Tom?

(Tom):	Thanks Perry, and good morning everybody.

As Perry mentioned, we’re offering $14.50 a share for each share of Media General’s stock. It’s comprised of $10.50 per share in cash and another 0.0898 Nexstar shares for each Media General share which as of Friday’s stock price equated to again, four dollars per share. 72 percent of the total consideration is in cash and 28 percent is in stock, for a total enterprise value — transaction value, I should say of $4.1 billion.

The $14.50 represents a 30 percent premium to Media General’s stock price as of Friday and post announcement and post-transaction. Nexstar’s shareholders will own approximately 74 percent of the company and Media General shareholders, approximately 26 percent of the combined business.

From a capital structure perspective, the cash consideration and the Meredith break-up fee, which we estimate to be approximately 50 cents per share of Media General’s stock will be funded via new loans and bonds. The approximate closing leverage of 5.5 times, based on a mid-year close in 2016.

We’d estimated synergies to be 75 million dollars in year one. And this obviously, is subject to diligence confirmation which we have not gotten Media General to engage up to this point. A shareholder vote will be required on both companies sides. FCC approval as well as other regulatory approvals will be required.

We’ve identified seven markets — seven overlap markets that would require some attention and we believe that will be modest in scale in terms of the — the value of the divested properties relative to the value of the divested properties in the Media General Meredith transaction. Assuming we can come to a definitive agreement sometime in the next two months, we believe that this transaction will close mid-year 2016.

Turning to page five, just on a 2015-16 basis on a blended basis, you can see the run, hits, and errors here from a revenue perspective. We believe that on an adjusted basis, net of the transactions — net of the divestitures, we’ll have 842 million dollars of adjusted EBIDTA, operating at approximately a 36 percent margin. And as I mentioned before, have approximately somewhere in the mid-5 times from a debt perspective, assuming a June 30th transaction close.

With that, I’ll turn it back over to Perry to kind of go over some of the more operating highlights.

Perry Sook:	Thanks Tom.

We believe that this combination will create a strong and complimentary coverage group for nationwide converge pro forma for closing the transaction. 162 television stations and 99 markets — and a reminder there are only 210 television markets in the United States. But the combined cumulative reach would be approximately 39 percent of all U.S. TV households and that’s without taking into account any UHF discount or any other concerns like that.

This group would be basically the number two affiliate group for all of the big four networks in terms of coverage. For pro forma it would be the number one CBS affiliate group. The acquisition is highly complimentary.

The Nexstar - Media General combination will create the leading pure play broadcaster with enhanced scale and geographic diversity to continue to compete effectively in this consolidating market. The combination will position the company very favorably for 2016 presidential races with significance presence in the battleground states of Iowa, Ohio, North Carolina, and Florida.

The increased scale and reach of the combined digital operations pro forma digital revenue will be approximately 285 million. I want to remind everyone on this call that Nexstar management has a proven track record of running profitable digital media initiatives.

Next, our highly valued media general station and digital management teams and their sales forces, and we believe they will benefit enormously from the expanded opportunities, resources, and greater long-term growth prospects of the combined pure play company.

And if you’re following along in the deck on page eight, we have done a compare and contrast of what the companies would look like, (Nexstar Media General) versus (Media General Meredith). As I said, 162 stations, 99 markets, 39 percent U.S. household reach, unadjusted, versus 30 percent in the previously announced transaction, EBITDA of $842 million, and that is pro forma for our synergy number and also our divestiture number.

When you do the same math on the Media General Meredith transaction, the total EBITDA is approximately $780 million.

Synergies — again, $75 million in year one is what we project, at least, and — as opposed to the announced $60 million in year one in the previously announced transaction.

And as Tom mentioned, our divestitures, we anticipate would approximate $300 million, versus somewhere in the neighbor of $700 million to obtain regulatory approval in the Media General Meredith transaction.

Tom?

Tom:	Sure. Just again, to kind of compare and contrast, the Nexstar proposal assumes a 30 percent premium to Friday’s stock price for Media General shareholders, and gives them 72 percent of their price in cash — again, that’s $10.50, which is 65 cents, plus or minus, less than the closing price on Media General stock on Friday.

Whereas as the Meredith transaction would result in Media General issuing 54 percent of their stock in new stock. So we don’t believe that there isn’t — there’s no cash proceeds in the Meredith transaction.

From a valuation multiple perspective, we think ours is superior, because of the combined companies being a pure play broadcasting, where we think that there are significant publishing assets and publishing valuations EBITDA in the Meredith and Media General transaction.

If you assign a publishing valuation EBITDA multiple to the Meredith assets that are remaining in the combined business, we believe that the Meredith transaction broadcasting assets would be valued somewhere approximately 13 times, which we believe is a very rich multiple to pay, compared to approximately 9.1 times, comp set group of pure play broadcasters, which we believe is a good valuation multiple.

And again, Nexstar would have no publishing EBITDA to speak of.

Our business mix, as we talked about before, we think it’s appropriate and best, from a shareholder perspective, to have a pure play broadcaster, as opposed to a mix of publishing and broadcasting assets.

Obviously, Media General was in publishing several years ago; made the strategic decision to get out of that business. And now, from our perspective, curiously, is rejoining that business.

The value in our proposal is clear, it’s immediate, and it’s undeniable. And we believe the value in the Media General-Meredith combination is uncertain and longer-term in nature.

The divestitures, as Perry mentioned before, the leakage on our broadcast cash flow is a modest, approximately 7 percent. We believe that approximately 37 percent of the acquired EBITDA in the Meredith transaction would be — has to be divested in the spinout markets from that perspective.

Management, obviously, we’re very confident in our abilities. We are a broadcasting-focused management team; whereas, obviously, Media General has given control to the Meredith management team, which, obviously had both publishing and broadcasting assets. We think we’re much more focused, and laser focused on our broadcasting assets.

And lastly, traditionally Meredith and Media — or Media General has not had a dividend, or as we have a proven track record of dividends and return the capital to shareholders on an opportunistic basis that we think the dividend growth can continue to mirror the growth in the business as a whole.

And then, just turning the page to page 10, as we’ve said before, this is one of our favorite pages, which shows the value creation of Nexstar over the last five years, and compares that not only to the market as a whole, but to Meredith and Media General value creation over that same period.

Lastly on page 11 from my perspective, you can see kind of the recent past performance of the relative stocks. And you can see that obviously, the Media General stock has not performed well since the Meredith announcement, up to and including the point on September 14th, when Nexstar’s name was first associated with a potential competing transaction for Media General.

And you can see that the value has risen back up above, for a short period of time, the original pre-announcement level, $11.15, and we’ve settled in back in there.

We believe, obviously, that the market spoke volumes with regard to their dislike for the Media General-Meredith transaction, and as our name started to become more — speculated to be more involved with this transaction, obviously some of that value has been returned.

But we think that, absent this transaction with Nexstar, that those — the value of Media General Stock will again decline to something approximating the level around September 14th.

With that, I’ll turn it over to Perry for kind of a summation, and then we’ll go to Q&A.

Perry Sook:	Thanks, Tom. We believe that the Nexstar-Media General combination is a compelling one, and you have it from Tom and I that the Nexstar management team, as well as our board, is fully committed and prepared to take the necessary steps to complete this transaction.

We have thoroughly anticipated and considered the potential regulatory issues, and we’re prepared to make the necessary divestitures. We are highly confident in our ability to finance the cash portion of the transaction, and we will have committed financing in place at the time of the transaction.

In our letter, we offered to engage with the Media General board, and in fact, offered to do in an expedited fashion that we will complete diligence, and be in a position to sign a merger agreement within 20 days, post-engagement with Media General.

We also believe that a pure play broadcast Nexstar Media General is a transformative combination for both companies, and creates value for both company shareholders. The pro forma average ‘15, ‘16 free cash flow, net of divestitures would be in excess of $10.50 per share. And that Media General shareholders will share in the future of a strong, well-positioned upside, with substantial upside in the combined company.

The combination we believe is significantly more compelling than Media General’s announced combination with Meredith.

First of all there’s no exposure to publishing in our combination, minimal divestitures and leakage, a proven Nexstar management team engaged and ready to integrate these operations into one company and we will not be handing the keys to any incoming management team. And in summary we believe that this is compelling proposal, a substantial premium to Media General shareholders. Certain and immediate cash value and continued participation, ongoing strategic and financial benefits of the combined companies.

With that I’ll turn the call back over to Lori and we will open up this phoneline for your questions and areas of interest.

Lori?

Operator:	At this time I would like to inform everyone if you would like to ask a question please press star, then the number one on your telephone keypad. Again that is start one to ask a question. The first question comes from the line of James Dix of Wedbush Securities.

James Dix:	Hey, good morning gentlemen. I have a couple more housekeeping questions then one or two longer term questions maybe. Just on the synergies, I understand you’ve haven’t had any due diligence but do you have any sense that you can give us on the breakdown between, you know, the revenue and cost synergies and anything else you can give in terms of your — the degree of confidence that you have in that 75 million plus number at this stage?

Tom:	We’re very confident in it based on the information we have. The information we have is not direct, it’s indirect; it’s you know, based on other transactions that we have looked at. It’s based on some of the commentary that Media General has made but that’s the whole point James. We need to engage to define that more clearly and heretofore we’ve not been able to engage.

James Dix:	Okay, and I take it you’re assuming some revenue synergies in that number?

Tom:	Only contractual retrans. Not…

James Dix:	Okay.

Tom:	any, any sort of cross-selling or any sort of advertising synergies per se.

James Dix:	Okay great. And I’m and then when you come up with the (pro forma) margins of — for the combined company being higher than the individuals, obviously the synergies play into that, but I’m curious any color you can give on you know, how you’re getting there especially since Media General’s digital business is larger and it’s lower margin. So I’m just wondering a little bit whether it’s anything we need to be thinking about there.

Tom:	Nothing specifically. Again I think, you know, we’ll be able to give more color on all of that once we have more, you know, information. At this point, you know, I think that’s little too far into weeds.

James Dix:	Okay and then the synergy number five and a half times, is that on trailing one or two year basis?

Tom:	That’s two.

James Dix:	Okay, so that’s similar to I think how Media General has talked about their leverage as well I think. And then, I guess, in terms of, you know, engaging with Media General, is there any sense as to the kind of the most likely objections that you would encounter if you sat down with their board and what your likely responses would be them? I know it’s a — somewhat hypothetical given the lack of engagement, but I just think maybe investors would be interested in your take at this stage as to kind of the key things that you would need to address to the Media General board?

Tom:	First of all think that’s a question better posed to Media General than Nextstar. I think we laid ours out as I said before we tried multiple times for several months to get them to engage and then unsuccessful at this point but I’m sure we’ll hear collectively what they think about this in the not-too-distant future.

James Dix:	Okay. And then my last one is just what do you think the next steps are? Is it just some type of engagement from Media General? And then on your side what, what are the next steps?

Perry:	Well, James, we believe that we have submitted a compelling proposal and it was done with a lot of thought and a lot of conversation with our advisors and our board. We’re looking forward to engaging in productive discussions and negotiations with the Media General Board. But obviously we can’t speculate on how Media General will react or how this will play out.

Suffice it to say I think we’ve contemplated every one of the potential eventualities and I think we’re prepared to respond depending on their response. But obviously our preference would be to sit down and negotiate a friendly deal with Media General and their board.

James Dix:	Great, thanks very much.

Tom:	Thank you.

Operator:	Your next question comes from the line of Greg Speigel of Neuberger Berman.

Greg Speigel:	Hey, good morning guys, I just wanted to share. We think the deal makes a lot of sense. We think it is a superior proposal and in the best interest of both companies, shareholders, and our hope is the Media General board engages with your guys as soon as possible.

Perry:	Well Greg, thank you very much, as being one of the largest shareholders of both companies that’s a much appreciated endorsement and we hope that the Media General board agrees with your perspective.

Greg Speigel:	Great. Good luck.

Tom:	Thank you.

Operator:	Your next question comes from the line of (Tesh Aurora) of Roystone Capital.

Tej Aurora:	Hey guys. Quick question. You’re at 4.2 times leverage, this still takes you up to 5.5. How soon do you think you can return to current levels especially given the influx of political coming in the back half of ‘16?

Tom:	Sure. We will think on a trailing 12 month basis, we’ll be back to kind of the same levels as we are now at the end of ‘16. Now obviously that’s including political but obviously we have political in our 4.3 times number right now, so with the significant amount of free cash flow in the back half of next year and the synergies pro forma at the end, we believe it’ll be, you know, sub four and a half at the end of ‘16 on a trailing 12 month basis.

Tej Aurora:	Got it and then, you know, we see from a letter you sent Media General this morning that you know you sent a private proposal on August 10. It was rejected. I think you said you’ve been working on this for several months. At — any color you can give on how long you know, you’ve been on this and did they provide any specific objection at that time?

Perry:	I began meeting with key shareholders as well as the key management of Media General as far back as March of this year, where, you know, we talked in general terms about a specific tie up of the two companies we felt all along, a compelling combination.

And, I, I would also say that, you know, pre LIN/Media General merger, we also have had discussions with key shareholders of LIN Media about the compelling combination. We feel that that this is the, the A — plus answer in terms of putting two companies together to get to ultimate scale we’ve been working on it for, for sometime.

And, and I would say that, you know when I met with — back in March with the shareholders and board representatives of Media General, you know, we at that point were ambivalent, we, we could be a buyer, we could be a seller, whatever creates the most value for our shareholders is what will govern our behavior.

And there was literally, really no, no engagement. We obviously did send a private proposal in August which was summarily rejected as undervaluing the company. And I, and I you know, from the behavior sense obviously, issuing 54 percent of, of stock in a transaction and announced with Meredith. I assume the company feels that the stock is fairly valued otherwise they wouldn’t be issuing 50 — 54 percent more to consummate a deal with Meredith.

Tej Arora:	Thanks. We’ll echo what Neuberger said. As shareholders of both companies, we think a deal makes a lot of sense, and we’re supportive of the companies engaging in a dialogue. Thank you.

Perry Sook:	Thank you.

Tom:	Thank you.

Operator:	Your next question comes from the line of Tracy Young of Evercore.

Tracy Young:	Hi, you mentioned that there are several markets where you need to divest. Would you have any duopolies as a result of — any additional duopolies as a result of this?

And then, again on the digital side, do you see any benefit from Media General’s broader scale?

Perry Sook:	I don’t envision at this point that we would create any additional duopolies in — in the seven markets where we overlap. I wouldn’t rule it out, but we haven’t made that assumption.

We’ve assumed, just for being conservative on our side, that we would have to divest of either station in — in these markets, and — and so we have assumed any — any case better than that.

As far as the — the Media General digital assets, all of the digital assets combined under that banner, you know, I think that we — we would take a look very quickly at — you know, the cost structure and, again, Tracy, as I’ve said before, you know, our roughly hundred million-dollar run rate digital media business is profitable, both the services side and the local station website.

And — and that would be our aim, is to make Media General’s assets as profit-producing as possible in as short a time as possible. And beyond that, I really can’t speculate because we haven’t gotten into — into the specifics, into diligence, but we hope that comes as part of — of the following conversations here.

Tracy Young:	Okay, thank you.

Operator:	Your next question comes from the line of Barry Lucas of Gabelli & Company.

Barry Lucas:	Thanks.

Just two for me. Perry, we haven’t seen a proposal or offer like this for — for quite some time, so while you might be able to get FCC approval, what might be the hurdles that you have to overcome to actually get the license transfers if — if there are local objections raised?

Perry Sook:	Well, I think — you know, obviously both parties — the buyer and the seller — have to sign the license transfer application. So we’ve got to come to terms on a deal that both parties can agree with, otherwise you don’t get it before the FCC.

I think, when you look at the strong track record of local content creation and — you know, and — and local value creation, you know, I think we fully anticipate — you know, both DOJ and — and FCC requirements, and — and I think that we feel that — highly confident that we can be compliant with those requirements.

And I don’t think we will see anything materially different than we have — you know, in the — in excess of the $1 billion of transactions that Nexstar has closed over the last three and a half years.

If there are objections, we will meet them, but I think we understand what the new normal is in terms of the regulatory agencies, at least at this moment in time. And our contemplation is that we will divest what we need to divest out to — to obtain regulatory approval, and that is clearly spelled out in our — our proposal and — and as to not only a dollar amount, but the — the number of markets.

We’re not assuming we can do better than that. We will explore those opportunities, but obviously we will not let a small deal get in the way of a big deal when it comes to closing this transaction.

Barry Lucas:	And, well you’ve addressed this fairly specifically, but if you look at the — the divested stations, or the — the proposed investment stations from the Meredith-Media General transaction, and I’m sure you examined this and thought about it, but what were the pluses and minuses if — if you had just gone for some of all of those stations and kept additional dry powder to do something else down the road?

Perry Sook:	Sure. Well, you know, that is an option that we considered and discussed vigorously with our board as we were going through this entire process over the last month or so.

First of all, there has to be a transaction before there are spinoff transactions, and based on the feedback we — we have received virtually unsolicited from Media General shareholders, we’re not 100 percent certain that there would — would have been a precedent transaction with Meredith that would have created the spinoff market.

Secondarily, there’s no guarantee that, you know, if we participated in the spinoff market, that we would win any, many or all of those markets, and we just felt that this — this has always been a transaction that our company and — and our board has felt is the — is the best combination for Nexstar shareholders.

And we think, given the reaction to the announced deal with Meredith, it is now a superior value creation opportunity for the Media General shareholders, so that’s what led us to — to the proposal we’ve put forth today.

Barry Lucas:	Great. Thanks for the call, Perry.

Operator:	Your next question comes from the line of Dan Kurnos of Benchmark.

Dan Kurnos:	Hey, guys. Yeah, not to drill down too much into this, since I know it’s really early stages, but just maybe, Tom or Perry, can you just confirm that pro forma digital number of 285? Are you thinking that’s on 2015, or on 2016?

Tom:	That’s 2016.

Dan Kurnos:	So on 2016, that would obviously imply very sort of minimal upside to Media General’s run rate this year, you know, and certainly well below what they’re forecasting. I understand your guys’ sort of thought process is to get — you know, their portfolio, which has been a hindrance to the stock, to profitability, as quickly as possible.

So, you know, understanding this is still early, have you thought about any specific properties that you’ve earmarked for — you know, to — to shut down? Or — you know, how are you thinking about, sort of, the consolidated business on 2016?

Tom:	Dan, just with regard to 2016, that is simply a Wall Street analyst’s estimate combination of the two numbers. It’s — it’s not meant to be any divestitures, any lack of growth. Those are not our numbers. Those are the Street’s numbers that we took and — and represented in this presentation.

Dan Kurnos:	Okay. So it hasn’t been any thought process as to Media General’s — you know, sort of forecast, that $240 million to $260 million, which we all know is not going to be realistic next year. (inaudible).

Tom:	Those are — as I said before, those are not — you know. There’s no — don’t — don’t read anything into that. Those are other people’s numbers that we took as — you know, as Wall Street estimates. They’re not our estimates.

Dan Kurnos:	Okay. Fair.

Perry Sook:	But I — I would say, suffice it to say that — you know, we — we haven’t begun due diligence, but we have had extensive conversations with our digital management team regarding properties and potential upside.

We have preliminary points of view, but we’re certainly not in a position to share them on this call, and again, everything is subject to diligence. I would rather have facts to report to you about as opposed to assumptions or suppositions.

Dan Kurnos:	Alright, so we’ll get sort of some more details in terms of monetization, monetization efforts, on future calls, depending on how this pans out.

Thanks, Perry. Thanks, Tom.

Perry Sook:	Thank you.

Operator:	Your next question comes from the line of Lance Vitanza of CRT Capital Group.

Lance Vitanza:	Hi, guys.

From my perspective, this looks a great deal for Nexstar shareholders and — and relative to the Media General deal, it — it certainly seems like it’s a better deal for the Media — for the Media General shareholders — relative to Meredith, excuse me.

But you know that Media General was at $17 as recently as July, and so I guess I’m just wondering, you know, why aren’t Media General shareholders better off going it alone?

Male:	Well, I think if — you know, if you look at stock price performance and talk to shareholders that, you know, that talk to us, you know, I think people feel there was a rich premium paid either for the publishing assets or for the broadcasting assets, that the track record publishing of Media General has been an area I think folks have wanted to avoid, and I think that from our perspective, this combination is a pure play broadcast group, substantial digital assets, number one or number two affiliate group for all of the big four networks.

And when you think of the counterparties that we — that we meet with – whether it’s Comcast or Disney or Charter-Time Warner, I mean, this is becoming a business of scale, and this company provides more scale in terms of geographic reach and higher margins than the proposed combination of Media General and Meredith.

So I think that, you know, the announced future of those two companies together I think the market has pretty much voted on their opinion of that, and we — you know, first and foremost, as I started off by saying we feel this is a good deal for Nexstar shareholders and a superior deal for Media General shareholders to that which they have announced. And I think our case is very transparent and out there for you all to look at and hold up for inspections. And I guess that at the end of the day, the shareholders will decide.

Male:	Well — and also, just going to the math, at $10.50 a share in cash versus $11.15 total value of the stock on Friday, you can pass your own value judgments. In addition to the Media General, shareholders will own approximately 26 percent of the company going forward and participate in the value creation of the combined business, including the $75 million of synergies to be created due to the combination. If you value that $75 million at an eight times multiple, which is conservative for where the group is trading right now, we’re talking about, you know, $600 million of value to be created here.

That I think is the value proposition for Media General shareholders in 50 words or less.

Lance Vitanza:	Okay, thanks. Just one other question for me. Would the — assuming the deal closes, would the — would the outstanding LIN and Nexstar bonds remain outstanding, or do those get refinanced as part of the transaction?

Male:	That is to be determined. I think we have a view on that, but I’m not sure we’re willing to get into that level of detail at this point.

Lance Vitanza:	Okay thanks. Good luck, guys.

Operator:	Your next question comes from the line of Davis Hebert of Wells Fargo Securities.

Davis Hebert:	Good morning, everyone. Thanks for taking the question. Just a couple of confirmation questions. If I look at the 9.1 times blended 2015/2016 EBITDA multiple, you’re proposing to pay for Media General, that is based on consensus estimates and does not include any synergies from LIN or Young or prior transactions Media General has completed, correct?

Male:	It is based on consensus estimates.

Davis Hebert:	Okay, got it. And just wanted to confirm the 5.5 times. You said, Tom, that’s at closing and that’s two-year average for 2015/2016?

Tom:	That is correct. That is correct.

Davis Hebert:	And includes the synergies and then nets out the cash flow from the sold stations, correct? Or stations you’re planning still.

Tom:	That is correct.

Davis Hebert:	All right. And then the last question would be any bias toward secured or unsecured financing or is just too early at this point?

Male:	I think we’d have a view at this point, but I think it’s all, you know, to be finalized, you know, based on conditions at the time.

Davis Hebert:	Okay, thank you.

Operator:	Our next question comes from the line of Andrew Hammerling of Wavelength.

Andrew Hammerling:	Hey, guys, good morning. A few things: one, we are shareholders with Nexstar and Media General, and we think this is the right transaction, and we actually commend and applaud you for doing this.

So, good job.

My question to you, however, is on the breakup. It doesn’t seem nearly as onerous as you’re making it out to be.

Can you walk us through what the implications are for the breakup fee if shareholders deny the transaction? And I don’t see why a shareholder on Earth, except for possibly one, wouldn’t turn down this MEG-MDP deal in favor of the Nexstar Transaction?

Tom:	I guess, Andrew, I’m a little — you know, a $60 million breakup fee is what’s required if a competing proposal is made for Media General, or for Meredith, during the process.

So, $60 million, you know, quite honestly, divided by share count outstanding, is roughly 47 cents a share.

Andrew Hammerling:	Okay, terrific, I apologize. So, the $15 million no longer counts anymore?

Tom:	Well, the 15 million only in our — the advice we’ve been given, the accounts that we’ve been given is the 15 million is only applicable if there is no competing offer made, and it goes to a shareholder vote, and the shareholder vote is negative at that time.

But if a competing offer is made, and the shareholder vote is negative, then it’s 60 million.

Andrew Hammerling:	Okay, terrific. Well, guys, we’re firmly in your corner on this transaction, great decision.

Thank you.

Perry Sook:	Thank you.

Tom:	Thank you.

Operator:	Our next question comes from the line of Drew Figdor of TIG Advisers.

Drew Figdor:	Yes, I just want to understand, how do you effectuate change here? Can you call a special meeting? Do you miss the annual meeting?

Just what’s the process for you to be successful in this?

Perry Sook:	Well, I think there are any number of potential avenues for success here, and I think that our legal advisers have briefed not only the management team, Tom and myself, or the other members of my board of directors on what those are.

But I think at this point, the ball is in the court of the board of Media General to respond to our proposal. Our preference again, and always, would be to negotiate a friendly transaction with the board that creates the value that we’ve outlined here.

But I think we are prepared for potential other forks in the road, if you will, and I think we will be prepared to respond to those conditions when and if they present themselves.

Drew Sigdar:	Okay.

Operator:	Once again, if you would like to ask a question, please press star-one.

Our next question comes from the line of Sachin Shah of Albert Fried.

Sachin Shah:	Hi, good morning. So, you had various shareholders supporting the transaction, it seems like on both sides.

Is there any reason why we shouldn’t expect Media General to move forward with the transaction?

Perry Sook:	I can’t, really, predict how the Media General board will react to our proposal. I know how they reacted to the previous proposal, which was to merely dismiss it without engagement.

But I think times have changed; they’ve announced the transaction. The market has not responded favorably. Here is a superior, in our view, offer to combine the two companies with very little risk.

When your cash component is virtually equal to the Friday share price close, and then you’re going to have 26 percent of the upside of the company, which gives you the ability to play spectrum auction, further consolidation opportunities, growth into digital businesses, growth in retrans.

We cannot predict how they will respond, but we certainly hope that they would respond favorably to the proposal, as we’ve outlined in our letter this morning.

Sachin Shah:	Okay. And you mentioned that you’re expecting, you know, sometime mid-2016 close, assuming that there’s a deal reached within two months.

And — is that — is that because something is going to happen in the next two months, or is that kind of just a proxy for, you know, their board to kind of get on board, in light of everything that you’ve stated already…

Tom:	I think it’s just…

Sachin Shah:	Their offer — to the other?

Tom:	I think it’s just processing time.

Sachin Shah:	Okay. And you feel comfortable and confident, as far as the overlapping assets? One last question — overlapping assets, after you divest whatever it needs to be divested, that you would get regulatory approval?

This is — it’s not a regulatory anti-trust issue versus that transaction? This is — you know, it becomes, you know, which is a superior offer, relative to that deal? Is that fair?

Tom:	I would tell you, we don’t face any more or less regulatory scrutiny than they do. They have overlap markets, we have overlap markets.

We are divesting the stations and the overlap markets that would, you know, meet the current requirements of the FCC. So, I don’t view there being any more or less regulatory risk than, you know, the Media General-Meredith transaction in terms of overlap markets.

Male:	Okay, perfect. Thank you very much.

Operator:	There are no further questions. At this time, I’d like to turn the conference back over to our presenters for any additional or closing remark.

Perry Sook:	Thank you, Lori. First of all, I’d like to thank everyone on the call for joining us this morning.

Tom and I, and the folks at Sard, JCIR, and Innisfree, are all available to answer any questions that you may have as they come up, and we look forward to our continuing dialogue about this compelling combination.

Thank you very much for joining us today.

Tom:	Thanks, everyone.

Operator:	That concludes today’s conference. Thank you all for your participation.

END

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Nexstar Broadcasting Group, Inc. (“Nexstar”) has made for a business combination transaction with Media General, Inc. (“Media General”). In furtherance of this proposal and subject to future developments, Nexstar (and, if a negotiated transaction is agreed, Media General) may file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Nexstar and/or Media General may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of Media General. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Nexstar and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of any possible transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the possibilities that Nexstar will not pursue a transaction with Media General and that Media General will reject a transaction with Nexstar (or otherwise that no transaction will be consummated), the impact of changes in national and regional economies, our ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Nexstar, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Unless required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see our filings with the Securities and Exchange Commission.